UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____to_____

Commission File Number 001-16701

ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN

(Full title of the plan)

ABRAXAS PETROLEUM CORPORATION

18803 Meisner Drive

SAN ANTONIO, TEXAS 78258

(Name of issuer of the securities held pursuant to the plan and the address of the issuer’s and plan’s principal executive office)

REQUIRED INFORMATION

Item 1-3. The Abraxas Petroleum Corporation 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan for the fiscal year ended December 31, 2018, which have been prepared in accordance with the financial reporting requirements of ERISA.

Item 4. Pursuant to Section 103 (c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

STATEMENT OF INCOME AND EXPENSES
YEAR ENDING DECEMBER 31, 2018

INCOME
Contribution – Company Matching (Co. Stock)	$330,415
Contribution – Participant 401(K)	817,886
Investment Earnings (Loss)	(2,180,097)
Other Income	28,330
Total Income (Loss)	(1,003,466)

EXPENSES
Payments to Participants	556,775
Other Expenses	24,345
Total Expenses	581,120

Income (Loss) over Expenses	(1,584,586)
Assets at the Beginning of the Plan Year	13,273,237
Assets at the End of the Plan Year	$11,688,651

PLAN ASSETS AND LIABILITIES

	As of January 1,	As of December 31,
	2018	2018
ASSETS
Cash	$1,637,283	$1,595,878
Mutual Funds	9,132,209	8,672,134
Company Stock	2,413,878	1,322,509
Participant Loans	89,867	98,130
Total Assets	$13,273,237	$11,688,651

LIABILITIES	$—	$—

NET ASSETS (Assets less Liabilities)	$13,273,237	$11,688,651

ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized, in the City of San Antonio, State of Texas, on the   11th day of June 2019.

ABRAXAS PETROLEUM CORPORATION
401(K) PROFIT SHARING PLAN

By:	Abraxas Petroleum Corporation

By:	/s/ Robert L.G. Watson
Robert L. G. Watson
Chief Executive Officer and President